UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
    _____________________________________________________________________

                               SCHEDULE 14D-9
        SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

    _____________________________________________________________________

                     GENERAL EMPLOYMENT ENTERPRISES, INC.
                          (Name of Subject Company)

    _____________________________________________________________________

                    GENERAL EMPLOYMENT ENTERPRISES, INC.
                    (Names of Person(s) Filing Statement)

    _____________________________________________________________________

                         COMMON STOCK,  NO PAR VALUE
                       (Title of Class of Securities)

    _____________________________________________________________________

                                  369730106
                    (CUSIP Number of Class of Securities)

    _____________________________________________________________________

                           HERBERT F. IMHOFF, JR.
       Chairman of the Board of Directors, Chief Executive Officer and
                                  President
                    GENERAL EMPLOYMENT ENTERPRISES, INC.
                               One Tower Lane
                                 Suite 2200
                         Oakbrook Terrace, IL  60181
                               (630) 954-0400
     (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of the Person(s) Filing
                                Statement)

    _____________________________________________________________________

                              With a copy to:

                           STEVE E. ISAACS, ESQ.
                             SCHIFF HARDIN LLP
                              6600 SEARS TOWER
                          CHICAGO, ILLINOIS 60606
                               (312) 258-5500

    _____________________________________________________________________


   [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.




   THE FOLLOWING IS A PRESS RELEASE ISSUED BY GENERAL EMPLOYMENT
   ENTERPRISES, INC. ON APRIL 14, 2009 ANNOUNCING THAT THE TENDER OFFER DOCUMENTS FILED BY PSQ, LLC CONTAIN INCORRECT INFORMATION.


                       [General Employment letterhead]


   FOR IMMEDIATE RELEASE:                            April 14, 2009
   ---------------------


   COMPANY:  General Employment Enterprises, Inc.

   CONTACT:  Herbert F. Imhoff, Jr.
             Chief Executive Officer and President
             Phone: (630) 954-0495  Fax: (630) 954-0595
             E-mail: invest@genp.com


      INCORRECT INFORMATION IN TENDER OFFER DOCUMENTS FILED BY PSQ, LLC
      -----------------------------------------------------------------

        OAKBROOK TERRACE, IL   As previously announced, General
   Employment Enterprises, Inc. (NYSE Amex: JOB) entered into a definitive securities purchase and tender offer agreement on March 30, 2009 under which PSQ, LLC agreed to acquire a controlling interest in General Employment.

        Under the terms of the agreement, PSQ agreed to (1) purchase from General Employment 7,700,000 newly issued shares of Common Stock of General Employment at a purchase price of $0.25 per share for a total purchase price of $1,925,000, and (2) commence a cash tender offer to purchase from General Employment's shareholders up to 2,500,000 outstanding shares of Common Stock at a purchase price of $0.60 per share.

        PSQ filed its tender offer statement and related tender offer documents with the Securities and Exchange Commission ("SEC") on April 13, 2009. The documents filed by PSQ, however, contain certain incorrect information, including with respect to the tender offer, the terms of the securities purchase and tender offer agreement, and General Employment. Such incorrect information includes, for example, incorrect statements regarding: the expiration date for the tender offer and the circumstances under which PSQ will be required to extend the expiration date for the tender offer; the intentions of General Employment's affiliates with respect to tendering in the tender offer (General Employment's directors and executive officers have informed General Employment that they will not tender any of their shares in the tender offer, and to General Employment's knowledge, none of its other affiliates or subsidiaries intends to tender any shares held by them in the tender offer); the conditions relating to PSQ's obligations to consummate the tender offer, and PSQ's ability to amend such conditions and other terms of the tender offer; PSQ's right to designate certain persons to be appointed to General Employment's board of directors if the tender offer is consummated; and certain statements purported to be made by or with respect to General
   Employment. The foregoing list is for illustrative purposes only, and is not intended to be a complete list of the incorrect information contained in PSQ's tender offer documents.

        PSQ's tender offer documents were filed without review by or input from General Employment. PSQ has assured General Employment that PSQ will be filing supplements and/or amendments to its filed tender offer documents as soon as possible to correct the incorrect information in the documents. General Employment intends to file its
   Schedule 14D-9 solicitation/recommendation statement with the SEC promptly after PSQ files such supplements and/or amendments.

        Shareholders and investors are urged not to review or rely on any of the information contained in PSQ's currently filed tender offer documents. Instead, shareholders and investors should wait until supplements or amendments are filed that correct the incorrect information contained in PSQ's tender offer documents, and should then carefully review those documents.

        As previously disclosed, the tender offer, share purchase and related transactions contemplated by the securities purchase and tender offer agreement are subject to certain customary closing conditions, including receipt of approval from General Employment's shareholders in favor of the share purchase.

   ABOUT GENERAL EMPLOYMENT

        General Employment provides professional staffing services through a network of 16 branch offices located in nine states, and specializes in information technology, accounting and engineering placements.

   ADDITIONAL INFORMATION ABOUT THE TENDER OFFER AND SHARE PURCHASE AND WHERE TO FIND IT

        This press release is being made in connection with the proposed share purchase from General Employment by PSQ and the proposed tender offer for shares of General Employment to be made by PSQ. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of General Employment Common Stock is being made pursuant to an offer to purchase on Schedule TO and related materials that PSQ has filed with the SEC, which documents PSQ has informed us it intends to supplement or amend promptly to correct incorrect information contained therein. Thereafter, General Employment will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 and a related information statement, as well as a proxy statement relating to shareholder approval of the proposed share purchase. Shareholders and investors are urged to disregard the initial tender offer documents filed by PSQ and instead read the supplemented and amended materials that PSQ intends to file, as well as subsequent documents and filings, carefully and in their entirety if and when they become available because they will contain important information about the tender offer and/or the proposed share purchase.

        When the offer to purchase (including supplements and amendments thereto), solicitation/recommendation statement, proxy statement and/or information statement become available, they will be mailed to General Employment shareholders who are entitled to receive such documents. In addition, the tender offer statement and related offer to purchase (including supplements and amendments thereto), solicitation/recommendation statement, proxy statement and/or information statement as well as other filings containing information about General Employment, the tender offer and the share purchase, if and when filed with the SEC, will be available free of charge at the SEC's Internet Web site,www.sec.gov. In addition, investors and shareholders may obtain free copies of the solicitation/recommendation statement, proxy statement and/or information statement as well as other filings containing information about General Employment, the tender offer and the share purchase that are filed with the SEC by General Employment, if and when available, by contacting Kent Yauch, Chief Financial Officer, at (630) 954-0495.

        General Employment and its directors and officers and other members of management and employees may be deemed to be participants in the solicitation of proxies with respect to the proxy statement that will be used in connection with the share purchase. Information regarding General Employment's directors and executive officers is detailed in its proxy statements and annual reports on Form 10-KSB previously filed with the SEC, and will be included in the proxy statement relating to the share purchase, when it is filed.

   FORWARD-LOOKING STATEMENTS

        The statements made in this press release which are not historical facts are forward-looking statements within the meaning of
   Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding the commencement of, and the acquisition of shares pursuant to, the tender offer, the consummation of the share purchase, the filing of documents and information with the SEC, other future or anticipated matters regarding the transactions discussed in this release and the timing of such matters. Such forward-looking statements often contain or are prefaced by words such as "will" and "expect." As a result of a number of factors, our actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause our actual results to differ materially from those in the forward-looking statements include, without limitation: (1) the risk that the conditions to the closing of the tender offer or the share purchase set forth in the securities purchase and tender offer agreement will not be satisfied,
   (2) changes in General Employment's business during the period between the date of this press release and the closing, (3) obtaining regulatory approvals (if required) for the transaction, (4) the risk that the transactions will not be consummated on the terms or timeline first announced, and (5) those factors set forth under the heading "Forward-Looking Statements" in our annual report on Form 10-KSB for the fiscal year ended September 30, 2008, and in our other filings with the SEC. General Employment is under no obligation to (and expressly disclaims any such obligation to) and does not intend to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.